                                   FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 1999
                          --------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION (SLD) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from                 to
                               --------------     --------------


                         Commission file number: 0-21250

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Gymboree 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Gymboree Corporation
                              700 Airport Boulevard
                                    Suite 200
                            Burlingame, CA 94010-1912

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          THE GYMBOREE CORPORATION



Date:  June 26, 2000                      By  /s/ L.H. Meyer
                                             ------------------------
                                              L.H. Meyer

                                    GYMBOREE
                                   401(k) PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                    GYMBOREE
                                   401(k) PLAN

                              Financial Statements

                     Years ended December 31, 1999 and 1998


                                TABLE OF CONTENTS

Independent Accountants' Report................................................4

Financial Statements:

Statements of Net Assets Available for Benefits................................5
Statements of Changes in Net Assets Available for Benefits.....................6
Notes to Financial Statements..................................................7



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
To the Participants and
Plan Administrator of the
Gymboree
401(k) Plan

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

               We have audited the financial statements of the Gymboree 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.



                                By /s/        MOHLER, NIXON & WILLIAMS
                                  ----------------------------------------------
                                              MOHLER, NIXON & WILLIAMS
                                              Accountancy Corporation

Campbell, California
June 9, 2000



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
                                    GYMBOREE
                                   401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                    December 31,
                                             --------------------------
                                               1999             1998
Investments, at fair value                   $6,957,355      $4,319,889
                                             ----------      ----------

    Assets held for investment purposes       6,957,355       4,319,889
Contributions receivable                         39,011
                                             ----------      ----------

    Net assets available for benefits        $6,996,366      $4,319,889
                                             ==========      ==========

              See independent accountants' report and accompanying
                         notes to financial statements.

                                    GYMBOREE
                                   401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                            For the years ended
                                                                December 31,
                                                      ---------------------------
                                                          1999             1998
                                                      ------------     ----------
Additions to net assets attributed to:
    Investment income:
        Dividends and interest                          $  293,435     $  170,509
        Net realized and unrealized appreciation in
            fair value of investments                    1,532,942        287,449
                                                        ----------     ----------
                                                         1,826,377        457,958
                                                        ----------     ----------
    Contributions:
        Participants'                                    1,254,911      1,205,026
        Employer's                                         214,702        170,297
                                                        ----------     ----------
                                                         1,469,613      1,375,323
                                                        ----------     ----------
            Total additions                              3,295,990      1,833,281
                                                        ----------     ----------
Deductions from net assets attributed to:
    Benefits paid to participants                          619,513        897,096
    Administrative expenses                                                 2,104
                                                        ----------      ---------
            Total deductions                               619,513        899,200
                                                        ----------      ---------
        Net increase                                     2,676,477        934,081
        Net assets available for benefits:
            Beginning of year                            4,319,889      3,385,808
                                                        ----------     ----------
            End of year                                 $6,996,366     $4,319,889
                                                        ==========     ==========


              See independent accountants' report and accompanying
                         notes to financial statements.

                                    GYMBOREE
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

               The following description of the Gymboree 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

               The Plan is a defined contribution plan that was established in 1992 by The Gymboree Corporation (the Company) to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who have completed one year of service and are age 21 or older. Effective December 1, 1998, the Company amended and restated the Plan and Trust Agreement designating Putnam Fiduciary Trust Company (Putnam) successor trustee of the Plan.

               The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATION -

               The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. Concurrent with the appointment of Putnam as successor trustee, the Committee designated Putnam to replace Van Kampen American Capital (Van Kampen) as custodian and third-party administrator. Substantially all expenses incurred for administering the Plan are paid by the Company.

BASIS OF ACCOUNTING -

               The financial statements of the Plan are prepared on the accrual method of accounting. Participant and Company matching contributions are recorded in the period during which the Company withholds payroll deductions from participant's earnings. Benefits are recorded when paid.

INVESTMENTS -

               Plan assets are invested in mutual funds and Gymboree Corporation common stock, The Gymboree Stock Fund, based solely on instructions received from participants. From January 1, 1998 to November 30, 1998, Van Kampen was custodian of Plan assets and investments included seven mutual funds sponsored by Van Kampen. In conjunction with the appointment of Putnam as successor trustee of the Plan on December 1, 1998, Van Kampen funds were replaced with seven new funds sponsored by Putnam.

               Plan investments in mutual funds as well as The Gymboree Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost which approximates fair value.

INCOME TAXES -

               The Plan has been amended since receiving its latest favorable determination letter dated June 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

RECLASSIFICATIONS -

               Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

ESTIMATES -

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

               The Plan provides for various investment options in any combination from among seven different Putnam mutual funds as well as The Gymboree Stock Fund. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NEW ACCOUNTING PRONOUNCEMENT -

               In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

NOTE 2 - RELATED PARTY TRANSACTIONS:

               Certain Plan investments in mutual funds are managed by Putnam. These transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, although considered party-in-interest transactions under ERISA Regulations, are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and its applicable exemptions.

               As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock was as follows at December 31:

                         1999         1998
                        -----        -----
Number of shares       15,764       11,045
Cost                 $258,016     $224,931
Fair value           $ 88,675     $ 70,421


NOTE 3 - PARTICIPATION AND BENEFITS:

PARTICIPANT CONTRIBUTIONS -

               Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.


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
               Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

               The Company is allowed to make discretionary matching contributions as defined in the Plan and as approved by the Board of Directors. In 1999 and 1998, the Company matched 50% of each eligible participant's contribution up to a maximum of $500.

PARTICIPANT ACCOUNTS -

               Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Allocation of the Company's contribution is based on participant contributions.

PAYMENT OF BENEFITS -

               Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS -

               The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at rates established by the Committee and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be extended. The Committee establishes the specific terms and conditions of such loans. Outstanding loans at December 31, 1999 carry interest rates which range from 9.0% to 9.5%.

VESTING -

               Participants are immediately vested in their entire account balance.

NOTE 4 - PLAN TERMINATION AND/OR MODIFICATION:

               The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.


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
NOTE 5 - INVESTMENTS:

               The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                          1999           1998
                                       ----------     ----------
Putnam:
  The George Putnam Fund of Boston     $  142,007     $    5,565
  Investors Fund                        2,488,732      1,695,818
  Voyager Fund                          1,179,192        525,715
  Diversified Income Fund                 143,899         65,858
  New Opportunities Fund                  958,282        501,975
  International Growth Fund             1,154,576        699,949
  Stable Value Fund                       615,720        571,253
The Gymboree Stock Fund                    88,675         70,421
Participant Loans                         186,272        183,335
                                       ----------     ----------

        Total investments at
          fair value                   $6,957,355     $4,319,889
                                       ==========     ==========

               The Plans investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                          Years ended December 31,
                                         1999                    1998
                                        ------                  ------
  Mutual funds                       $  1,548,706            $   456,285
  The Gymboree Stock Fund                 (15,764)              (168,836)
                                     ------------            -----------

                                     $  1,532,942            $   287,449
                                     ============            ===========

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                                 EXHIBIT INDEX

Exhibit               Description
--------              -----------
23.1                  Consent of Independent Accountants